SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

**SAVINGS PLAN FOR DESIGNATED GROUPS OF EMPLOYEES
OF INTERNATIONAL PAPER COMPANY
(Full title of the plan)**

**INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office)**

**13-0872805
(I.R.S. Employer Identification No.)**

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of Savings Plan for Designated Groups of Employees of International Paper Company (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

SAVINGS PLAN FOR DESIGNATED GROUPS OF EMPLOYEES OF INTERNATIONAL PAPER COMPANY

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORTS	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:	
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules as required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of Savings Plan for Designated Groups
of Employees of International Paper Company:

We have audited the accompanying statement of net assets available for benefits of Savings Plan for Designated Groups of Employees of International Paper Company (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 11, 2001, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 21, 2002

Deloitte
Touche
Tohmatsu

ARTHUR ANDERSEN

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Savings Plan for Designated Groups of Employees of International Paper Company:

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Designated Groups of Employees of International Paper Company (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee,
June 11, 2001.

SAVINGS PLAN FOR DESIGNATED GROUPS OF EMPLOYEES OF INTERNATIONAL PAPER COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000 (In Thousands)

	2001	2000
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)	$ 272,952	$ 271,379
Receivables - Transfers from other plans	-	53
NET ASSETS AVAILABLE FOR BENEFITS	$ 272,952	$ 271,432

See notes to financial statements.

SAVINGS PLAN FOR DESIGNATED GROUPS OF EMPLOYEES OF INTERNATIONAL PAPER COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS DECEMBER 31, 2001 AND 2000 (In Thousands)

	2001	2000
ADDITIONS:		
Investment income - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	$ 2,338	$ 2,657
Contributions:		
Participants'	28,848	27,277
Employer's	8,473	8,561
Total contributions	37,321	35,838
Total additions	39,659	38,495
DEDUCTIONS:		
Benefits paid to participants	35,542	18,968
Transfer to/from other plans, net (Note 8)	2,597	(12,090)
Total deductions	38,139	6,878
NET INCREASE	1,520	31,617
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	271,432	239,815
End of year	$ 272,952	$ 271,432

See notes to financial statements.

SAVINGS PLAN FOR DESIGNATED GROUPS OF EMPLOYEES OF INTERNATIONAL PAPER COMPANY

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of the Savings Plan for Designated Groups of Employees of International Paper Company (the "Plan") provides only general information about the provisions of the Plan. Participants should refer to the plan document and the Plan's summary plan description for a more complete description of the plan's provisions.

General - The Plan is a defined contribution plan providing retirement benefits to certain designated groups of bargaining employees of International Paper Company and its subsidiaries (the "Company"). The Plan was established January 1, 1989, and was amended and restated effective January 1, 1997 and further amended May 1, 2000 for eligible employees in designated employee groups to provide an incentive for the employees to accumulate funds for their retirement and to assist them in developing a proprietary interest in the success of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participation in the Plan is voluntary. An employee is eligible to participate in the Plan after the completion of one year of employment with the Company.

The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans' Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

Contributions - Generally, participants can make basic contributions of up to 4% of their total pay (on a before-tax or after-tax basis). For certain locations covered by the Plan, participants are also allowed to make supplemental contributions of up to 12% (on a before-tax or after-tax basis) of their total pay. For certain other locations covered by the Plan, participants may make supplemental contributions to the Plan but are not allowed to make basic contributions. Participants' basic and supplemental contributions are subject to certain Internal Revenue Code (the "Code") limitations.

The Company matches 50% of participants' basic contributions. Participants are fully vested in all Company contributions, as well as participant contributions made to their accounts plus earnings thereon. The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit sharing, stock bonus and savings plans.

Investments - Participants direct the investment of their contributions into various investment fund options offered by the Plan. The Plan currently offers five mutual funds, two pooled accounts, a fixed income option referred to as the Stable Value Fund, and the Company's common stock as investment options for participants. Company matching contributions are invested in the Stable Value Fund. Beginning with the year in which a participant attains age 55, and each calendar year thereafter, the participant may transfer all or a portion of the value of his account attributable to Company matching contributions from the Stable Value Fund to any of the other investment options.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of plan earnings and charged with benefit payments, if applicable, and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans to Participants - Currently, participant loans are not permitted by the Plan. Existing loans for this plan represent participant loans that were transferred into the Plan from other savings plans through plan mergers.

Payment of Benefits - Distributions are made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, the entire value of a participant's account will be distributed in the form of an annuity or a lump-sum cash payment. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant. Death benefits to a beneficiary are made in a lump-sum payment within six months of the participant's death. If a participant is to receive a distribution due to retirement or termination of employment, the participant may choose to defer distribution of his account up to age 70 1/2. At any time prior to age 70 1/2, the participant may request that his account be distributed in any option available to him at the time of his termination of employment.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan's summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan's provisions.

Administrative Expenses - All administrative fees and expenses are charged to the Plan. The recordkeeper nets the administrative expenses of each plan in the Master Trust with the investment loss of the Master Trust.

Reclassifications - Certain prior year balances have been reclassified to conform to current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust, except for the guaranteed investment contracts, is valued at estimated fair value. If available, quoted market prices are used to value the underlying investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent brokerage firms and insurance companies.

Dividends, interest and other property received by the Trustee with respect to any fund are reinvested in the same fund. Occasionally, the funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in the Trustee's short-term investment fund.

The Plan has entered into various benefit-responsive investment contracts with insurance companies which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000 was $777,909,079 and $694,856,289, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2001 and 2000 were 6.59% and 6.62%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 6.49% and 6.64%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	2000
Investments:		
At fair value:		
International Paper Company common stock	$ 834,879	$ 927,474
Pooled accounts	128,982	56,874
Mutual funds	814,089	950,133
Loans to participants	58,704	55,716
	1,836,654	1,990,197
Guaranteed investment contracts, at contract value	761,224	685,423
Cash and cash equivalents	242	11,186
Total investments	2,598,120	2,686,806
Due from broker for securities sold	6,896	3,437
Accrued administrative expenses	(915)	(2,517)
Total net assets	$ 2,604,101	$ 2,687,726
Plan's interest in the Master Trust	$ 272,952	$ 271,379
Plan's interest in the Master Trust as percentage of total	11 %	10 %

The net investment loss of the Master Trust for the years ended December 31, 2001 and 2000, is summarized below (in thousands):

	2001	2000
Investment loss:		
Net appreciation (depreciation) of investments:		
International Paper Company common stock	$ (5,164)	$ (219,279)
Pooled accounts	5,745	1,215
Mutual funds	(130,422)	(191,672)
Guaranteed investment contracts	45,845	33,123
	(83,996)	(376,613)
Interest and dividends	34,456	76,412
Total investment loss, net	$ (49,540)	$ (300,201)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Stable Value Fund, which includes both participant and nonparticipant-directed investments, as of and for the years ended December 31, 2001 and 2000 is as follows (in thousands):

	2001	2000
Net assets, beginning of year	$ 181,565	$ 171,109
Changes in net assets:		
Investment income - Plan interest in Master Trust	10,865	10,556
Employer's contributions	8,473	8,561
Participants' contributions	12,968	13,082
Benefits paid to participants	(29,073)	(14,857)
Transfer from (to) participant-directed investments, net	11,383	(12,882)
Transfer (to) from other plans/trusts, net	(2,607)	5,996
Net change	12,009	10,456
Net assets, end of year	$ 193,574	$ 181,565

5. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $674,000 for the year ended December 31, 2001. Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 22, 1996 that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to the Plan's Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$ 18,968
Less amounts allocated to withdrawing participants as of December 31, 1999	(3,142)
Benefits paid to participants per the Form 5500	$ 15,826

Amounts allocated to withdrawing participants recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31, 1999, but not yet paid as of that date. No such reconciliation was required for the year ended December 31, 2001.

8. TRANSFERS TO/FROM OTHER PLANS

The following table summarizes the net transfers to and (from) the Plan during 2001 and 2000 (in thousands):

Weston Paper and Manufacturing Company 401(k) Savings Plan for Collective Bargaining Employees at Terre Haute Mill and Weston Paper and Manufacturing Company 401(k) Savings Plan for Collective Bargaining Employees at Cedarburg Plant, merged into the Plan effective March 31, 2001	$ 1,429
Masonite Conversion due to sale to Premdor, Inc.	(3,066)
Loans to participants, transferred from other plans	50
International Paper Company Salaried Savings Plan, net transfer due to change in employment status	(1,010)
Total net transfers	$ (2,597)

During 2000, a portion of the assets of the Alling and Cory Retirement Savings Plan totaling approximately $431,000 was transferred into the Plan. Also, the assets of the International Paper Company Plan for Hourly Employees of Designated Locations, totaling approximately $11,800,000, were transferred into the Plan. Approximately $726,000 related to participant loans from these two plans were also transferred into the Plan. An additional $910,000 was transferred out of the Plan as a result of the change in employment status for certain employees from hourly to salaried.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants would become 100% vested in their accounts.

10. SUBSEQUENT EVENTS

Effective March 31, 2002, Champion International Corporation Savings Plan #158, the Union Camp Corporation Employee Investment Plan, Franklin Employee Investment Plan, Prattville Employee Investment Plan, Savannah Employee Investment Plan, the Shorewood Packaging Corporation Union Retirement and Savings Plan, the Weston Paper and Manufacturing Company 401(k) Savings Plan for Collectively Bargained Employees, the International Paper Company Retirement Savings Plan and the portions of the Imperial Cup Profit Sharing Plan and the Ace Paper Products Plan relating to hourly employees merged into the Plan.

Effective April 1, 2002, (1) American Century/JP Morgan became the recordkeeper for the Plan (2) new investment options, including a brokerage window, were implemented; and (3) new participants became automatically enrolled in the Plan 45 days from the date they became eligible to participate unless they otherwise declined. The Plan was subsequently renamed the International Paper Company Hourly Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SAVINGS PLAN FOR DESIGNATED GROUPS OF EMPLOYEES OF INTERNATIONAL PAPER COMPANY

By ______________________
J.N. Carter, Senior Vice President
and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-50438 of International Paper Company Form S-8 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of Savings Plan for Designated Groups of Employees of International Paper Company for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002